

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Barry E. Greene
President and Chief Executive Officer
Sage Therapeutics, Inc.
215 First Street
Cambridge, Massachusetts 02142

> **Re: Sage Therapeutics, Inc.**
> **Schedule TO-I filed January 23, 2024**
> **File No. 005-88275**

Dear Barry E. Greene:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed January 23, 2024

IMPORTANT, page 4

1.   We note the following statement: "We are not making this Offer to, nor will we accept any election to exchange options from or on behalf of, Eligible Holders in any jurisdiction in which this Offer or the acceptance of any election to exchange options would not be in compliance with the laws of that jurisdiction. However, we may, at our discretion, take any actions necessary or desirable for us to make this Offer to option holders in any such jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered options will not be accepted from all Eligible Holders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements throughout the Offer to Purchase.

Summary Term Sheet, page 6

2. We note your disclosure on page 16 that even if you accept tendered options, in the event you are prohibited by applicable law or regulation from doing so, you will not grant Replacement Options "if at all, until all necessary government approvals have been obtained." Please clarify whether the Eligible Options tendered would remain outstanding under these circumstances.

Forward-Looking Satements, page 17

3. We note the reference to the Private Securities Litigation Reform Act of 1995. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise accordingly.

Risk Factors, page 18

4. We note your disclosure on page 16 that Replacement Options will be unvested when granted regardless of whether the applicable exchanged Eligible Options were vested. Please include a risk factor addressing the possibility that previously vested options would become unvested and options could take longer to vest.

Procedures for Electing to Exchange Options, page 23

5. Refer to the following disclosure on page 25 of the Offer to Exchange: "Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to any particular Eligible Options or any particular eligible employee." Please revise to avoid the implication that you may waive a condition of the offer as to one or some Eligible Employees, rather than generally waiving such offer condition. All conditions to the Offer must apply uniformly to all Eligible Employees.

Conditions of this Offer, page 28

6. On page 28, you have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete.

7. You have included a condition that will be triggered by "the commencement or escalation of a war, armed hostilities or other similar international or national crisis directly *or indirectly* involving the U.S." (emphasis added). The broad wording of this offer condition may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify this condition by explaining what would constitute "indirect involvement" of the United States, or delete this language.

8. Refer to the following statement made on page 29: "We may waive [the conditions], in whole or in part, at any time and from time to time prior to the Offer Expiration Date." If an offer condition is "triggered" while the offer is pending, in our view, the offeror must promptly inform security holders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify Eligible Employees if a condition is triggered while the Offer is pending.

Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities, page 32

9. Please revise the Offering Memorandum or Schedule TO to provide the information required by Item 1008(a) of Regulation M-A for each person named in response to Item 1003(a) of Regulation M-A and by each associate and majority-owned subsidiary of those persons, if applicable.

General

10. Disclose that tendered options may be withdrawn at any time after the expiration of 40 business days from the commencement of the tender offer, if not yet accepted for payment. See Rule 13e-4(f)(2).

11. The cross reference in Item 7(b) of Schedule TO to Section 6 of the Offer to Exchange appears to be inappropriate, as Section 6 of the Offer to Exchange sets forth the conditions to the consummation of the Offer rather than material conditions, if any, to any financing of consideration to be provided in the Offer. See Item 1007(b) of Regulation M-A. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at 202-551-4568.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions